The Real Brokerage Inc.

(formerly ADL Ventures Inc.)

Consolidated Financial Statements

December 31, 2020

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

To the Shareholders and the Board of Directors of

The Real Brokerage Inc.

Opinion

We have audited the consolidated financial statements of The Real Brokerage Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

● Management’s Discussion and Analysis

● The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

● Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

● Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

● Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Aviad Gur El.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 19, 2021

The Real Brokerage Inc. Consolidated Statement of Financial Position As at December 31, 2020 and 2019

		December 31,	December 31,
	Note	2020	2019
Assets
Cash	16	21,226	53
Restricted cash	16	47	43
Trade receivables	14	117	56
Other receivables	15	221	10
Prepaid expenses and deposits		89	33
Current assets		21,700	195
Property and equipment	17	14	1
Right-of-use assets	17	193	212
Non-current assets		207	213
Total assets		21,907	408
Liabilities
Accounts payable and accrued liabilities		815	336
Other payables		64	40
Lease liabilities	20	85	122
Current liabilities		964	498
Lease liabilities	20	130	100
Preferred shares	18	-	11,750
Accrued Stock-based Compensation		15	-
Non-current liabilities		145	11,850
Total liabilities		1,109	12,348
Equity (Deficit)
Share premium	18	21,668	1,265
Stock-based compensation reserve		2,760	1,622
Deficit		(18,448)	(14,827)
Equity (Deficit) attributable to owners of the company		5,980	(11,940)
Non-controlling interests	18	14,818	-
Total liabilities and equity		21,907	408
Commitments and contingencies	22
Subsequent events	24

Approved by the Board of Directors:

"Tamir Poleg "	"Guy Gamzu "
CEO	Director

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

The Real Brokerage Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2020 and 2019

		Twelve months ended Dec 31,
	Note	2020	2019
Revenue	9	16,559	15,751
Cost of sales	10	14,405	13,785
Gross profit		2,154	1,966
General & Administrative expenses	10	4,028	2,845
Advertising expenses	10	717	555
Research and development expenses	10	223	234
Other income	15	(168)	-
Operating loss		(2,646)	(1,668)
Listing expenses	7	835	-
Finance costs		140	583
Loss before tax		(3,621)	(2,251)
Net Loss		(3,621)	(2,251)
Other comprehensive income, net of tax		-	-
Total loss and comprehensive loss		(3,621)	(2,251)
Earnings per share
Basic and diluted loss per share	11	(0.04)	(0.05)

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

The Real Brokerage Inc. Consolidated Statement of Changes in Equity For the years ended December 31, 2020 and 2019

			Stock-based		Non-	Total
		Share	compensation		controlling	equity
	Note	premium	reserve	Deficit	interests	(deficit)
Balance, at January 1, 2019		1,265	1,134	(12,576)	-	(10,177)
Total loss and comprehensive loss		-	-	(2,251)	-	(2,251)
Equity-settled share-based payment		-	488	-	-	488
Balance, at December 31, 2019		1,265	1,622	(14,827)	-	(11,940)

Balance, at January 1, 2020		1,265	1,622	(14,827)	-	(11,940)
Total loss and comprehensive loss		-	-	(3,621)	-	(3,621)
Shares issued to former ADL shareholders	7	271	-	-	-	271
Increase in ADL shares and options	7B	459	-	-	-	459
Shares issued via private placement	7B	1,588	-	-	-	1,588
Conversion of series A preferred shares	7B	11,750	-	-	-	11,750
Conversion of convertible debt	7B	250	-	-	-	250
Exercise of stock options	7B	2	-	-	-	2
Shares issued via private placement	18(iii)	500	-	-	-	500
Shares issued via Pipe transaction	8	-	-	-	14,818	14,818
Warrants issued via Pipe transaction	8	5,583	-	-	-	5,583
Equity-settled share-based payment		-	1,138	-	-	1,138
Balance, at December 31, 2020		21,668	2,760	(18,448)	14,818	20,798

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

The Real Brokerage Inc. Consolidated Statement of Cash Flows For the years ended December 31, 2020 and 2019

	Twelve months ended December 31,
	2020	2019
Cash flows from operating activities
Loss for the period	(3,621)	(2,251)
Adjustments for:
– Depreciation	91	137
– Equity-settled share-based payment transactions	1,138	488
– Listing expenses	459	-
– Finance costs (income), net	140	(15)
	(1,793)	(1,641)
Changes in:
– Trade receivables	(61)	220
– Other receivables	(211)	(1)
– Related parties	-	178
– Prepaid expenses and deposits	(56)	(14)
– Accounts payable and accrued liabilities	479	(16)
– Stock Compensation Payable	15
– Other payables	24	(50)
Net cash used in operating activities	(1,603)	(1,324)
Cash flows from investing activity
Change in restricted cash	-	(3)
Purchase of property and equipment	(16)	-
Net cash used in investing activity	(16)	(3)
Cash flows from financing activities
Proceeds from private placement	2,088	-
Additional effects from Qualifying Transaction	321	-
Proceeds from Pipe Transaction	20,401	-
Proceeds from issuance of convertible debt	250	-
Proceeds from loans and borrowings	-	-
Proceeds from issuance of preferred shares	-	1,000
Payment of lease liabilities	(127)	(120)
Net cash provided by financing activities	22,933	880
Net change in cash and cash equivalents	21,314	(447)
Cash, beginning of period	53	485
Fluctuations in foreign currency	(141)	15
Cash, end of period	21,226	53
Non-cash transactions
Conversion of series A preferred shares	11,750	-
Increase in ROU against lease liabilities	69	-

The notes on pages 9 to 34 are an integral part of these consolidated financial statements.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

1. General information

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in over 23 states with over 1,400 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd., Real Pipe LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in Israel.

On June 5, 2020, the Company completed the “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (“TSX-V”) (see Note 7). Real’s common shares are listed on the TSX-V under the symbol REAX.

Effective June 17, 2020, the Company changed its registered office to 133 Richmond Street West, Suite 302, Toronto, Ontario M5H 2L3.

2. Basis of preparation

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). They were authorized for issue by the Company’s board of directors on March 18, 2021.

B. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand dollars, unless otherwise indicated.

3. Significant accounting policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company ‘controls’ an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

A. Basis of consolidation (cont.)

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

B. Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated into respective functional currencies of the Company at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the report date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss presented within finance costs.

ii. Foreign operations

The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into U.S. dollars at exchange rates at the date of the transactions. When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

C. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include subscription income from the brokerage-platform and other revenues relating to auxiliary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers and sellers. The Company satisfies its obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company will recognize revenues in the gross amount of consideration, to which it expects to be entitled to.

D. Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

D. Performance obligations and revenue recognition policies (Cont.)

Nature and timing of satisfaction of
performance obligations, including
Type of product/service	significant payment terms	Revenue recognition policies

Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received.	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed.

Service contracts with real estate agents	Under service contracts with real estate agents, they enroll in an annual subscription plan to use the tech-platform.	Revenue is recognized over time as the Company provides promised services to real estate agents on a paid subscription plan.

Please see Note 9 for more Information about the Company’s revenues from contracts with customers.

E. Employee benefits

i. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii. Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

iii. Restricted share unit plan

Under the restricted share unit plan, eligible participants receive restricted share units (RSU’s), which generally vest over a period of one to three years. The expense in relation to RSU’s earned in recognition of personal performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock–based compensation reserve. The expense in relation to RSU’s purchased in the agent stock purchase plan are recognized at grant-date fair value with a corresponding increase in liability. The liability is classified into equity after the 12 – month holding period has passed. Please see Note 12 for more information about the Company’s restricted share unit.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

F. Finance income and finance costs

The Company’s finance income and finance costs include:

– interest income;

– interest expense;

– the foreign currency gain or loss on financial assets and financial liabilities; Interest income or expense is recognized using the effective interest method.

In calculating interest expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

G. Income tax

Income tax expenses comprise of current and deferred tax. It is recognized in profit or loss, or items recognized directly in equity or in other comprehensive income.

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

i. Current tax

Current tax comprises from expected payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using the tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

ii. Deferred tax

Deferred tax are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

– Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

– Temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

G. Income tax (Cont.)

ii. Deferred tax (Cont.)

existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

H. Property and equipment

i. Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

ii. Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that future economic benefits with the expenditure will flow to the Company.

iii. Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

–	Computer equipment:	3 years
–	Furniture and fixtures:	5-10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

I. Financial instruments

i. Recognition and initial measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

ii. Classification and subsequent measurement

Financial assets – Policy

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

– it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

– it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

I. Financial instruments (Cont.)

ii. Classification and subsequent measurement (cont.)

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

– the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

– how the performance of the portfolio is evaluated and reported to the Company’s management;

– the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

– how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

– the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

I. Financial instruments (Cont.)

ii. Classification and subsequent measurement (cont.)

Financial liabilities – Classification, subsequent measurement and gains and losses (cont.)

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii. Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

J. Share capital

i. Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transactions costs of an equity transaction are accounted for in accordance with IAS 12.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

J. Share Capital (Cont.)

ii. Preferred Shares

As of December 31, 2019 the Company’s preference shares were classified as liability, due to the rights of the holders to require a cash settlement not with in the control of the Company. On June 5, 2020, the 68,460 preferred shares were converted into equity. As of December 31, 2020, the Company does not have preferred shares. Please see note 8 for issuance of preferred shares in Real Pipe LLC.

iii. Non – controlling interests

Non-controlling interest represents the portion of net income and net assets which the Company does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statements of Loss and separately from shareholders’ equity in the Consolidated Statements of Financial Position.

K. Impairment

i. Non-derivative financial assets

Financial instruments and contract assets

The Company recognizes loss allowances for expected credit losses ("ECL") on:

– Financial assets measured at amortized cost; and

– Contract assets

Loss allowances for trade receivables and contract assets are always measured at an amount equal to the lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

– the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company; or

– the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

K. Impairment (cont.)

i. Non-derivative financial assets

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

L. Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

M. Leases

At the inception of a contract, the Company assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

– the contract involves the use of an identified asset – this may be specified explicitly or implicitly, should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

– the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

– the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purposes the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

M. Leases (Cont.)

i. Real as a lessee

– the group has the right to operate the asset; or

– the group designed the asset in a way that predetermines how and for what purpose it will be used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right- of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

– fixed payments, including in-substance fixed payments;

– variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

– amounts expected to be payable under a residual value guarantee; and

– the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in ‘property and equipment’ in the consolidated statements of financial position.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

3. Significant accounting policies (Cont.)

M. Leases (Cont.)

j. Real as a lessee (cont.)

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

N. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Company’s accounting policies and disclosures require the measurement of fair values, both for financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction. If an asset or a liability measured at fair value has a bid price and an ask price, then the Company measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If the group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

4. Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

4. Use of judgments and estimates (Cont.)

A. Judgements (Cont.)

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Note 12 – measurement of share-based payment arrangements:

The Company's grants under its share-based compensation plan with employees are measured based on fair value of the Company's shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgments. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

B. Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have significant result of resulting in a material adjustment to the USD carrying amounts of assets and liabilities in the next financial year is included in the following notes:

– Note 13 (B)– Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years. These budgets and business plans are reviewed and approved by the Board of Directors. Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2020.

– Note 3(K) – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources; and

i. Measurement of fair values

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as a broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from third parties to support the conclusion of these valuations meet the requirements of the standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Company’s audit committee.

When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

– Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

4. Use of judgments and estimates (Cont.)

B. Assumptions and estimation uncertainties (cont.)

i. Measurement of fair values (cont.)

– Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

C. Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

– Note 12 – share-based payment arrangements; and

– Note 21 – financial instruments.

5. Changes in significant accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on its operations.

Standards issued but not yet effective up to the date of issuance of these consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

In August 2020 the IASB issued a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

5. Changes in significant accounting policies (Cont.)

Contracts and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

•disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

6. Operating segments

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment.

Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company’s chief executive officer is the chief operating decision maker, and regularly reviews Real’s operations and performance on an aggregate basis. Real does not have any significant customers or any significant groups of customers.

7. Qualifying transaction

A. ADL Ventures Inc

On June 5, 2020, Real completed its transaction with the company formerly known as ADL Ventures Inc. (“ADL”), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX-V

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

7. Qualifying transaction (Cont.)

A. ADL Ventures Inc (Cont.)

On March 5, 2020, Real and ADL entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction. The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by ADL in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

		Number of	Number of
	Note	options	shares	Value

ADL shares and options issued and outstanding		1,200	9,100	271
Effect of transaction with ADL:
Increase in value of ADL shares and options issued
to shareholders of ADL	i	-	-	459
Shares issued pursuant to private placement	ii	-	20,758	1,588
Shares and options issued to shareholders of Real	iii	5,671	42,144	-
Conversion of Real series A preferred shares	iv	-	68,460	11,750
Conversion of Real convertible debt	v	-	3,295	250
ADL options exercised	vi	-	675	2
Effect of transaction on share capital		6,871	144,432	14,320

B. Transactions

i. Increase in value of ADL shares and options issued to shareholders of ADL

Accounting for the transaction under IFRS 2, Share-based payment arrangements, the fair value of the existing shares and options of ADL are increased by $459, with a corresponding increase in listing expenses (see Note C) for further details).

ii. Shares issued pursuant to private placement

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the “Private Placement”). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction.

The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

iii. Shares and options issued to shareholders of Real

Real had 41,797 ordinary stock and 5,671 options exchanged for ADL common stock on a basis of 1 to 1.0083.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

7. Qualifying transaction (cont.)

iv. Conversion of Real series A preferred shares

Immediately prior to the Qualifying Transaction, Real series A preferred shares were converted on a one-for-one basis into Real ordinary stock and exchanged for ADL common stock on a basis of 1 to 1.0083.

C. Reverse asset acquisition

v. Conversion of convertible debt

On February 17, 2020 and March 31, 2020, Real raised an aggregate of $250 by way of convertible loan, with the principal amounts converted immediately prior to the closing of the transaction at a price per share of $0.07587 which was in turn exchanged into common shares on a basis of 1 to 1.0083.

vi. ADL options exercised

Subsequent to the transaction, 675 of the ADL options were exercised into common shares.

ADL’s operations did not constitute a business and therefore the Qualifying Transaction is not within the scope of IFRS 3, Business combinations, however, the audited consolidated financial statements are similar to those under reverse acquisition accounting, with the exception of no goodwill arising on combination. The difference between the fair value of the shares issued by the acquirer and the fair value of the acquiree’s identifiable net assets represents a service of listing for its shares under IFRS 2, and is represented at fair value in the table below.

The consideration transferred for the acquisition is as follows:

Fair value of 9,100 post-consolidated ADL shares	696
Fair value of 1,200 post-consolidated ADL options	34
Total value to shareholders	730
Less: recognized assets acquired	(321)
Add: identifiable liabilities assumed	50
Listing expenses	459

Additional $376 expenses for professional fees relating to the Qualifying Transaction were included in Listing expenses in the statements of loss and comprehensive loss.

8. Pipe Transaction

On December 2, 2020, the Company completed an equity investment by private equity funds indirectly controlled by Insight Holdings Group, LLC (the “Insight Partners”) for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners were issued (i) 17,286,842 preferred units (the “Preferred Units”) of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that are exchangeable into the same number of common shares of the Company (“Common Shares”) and (ii) 17,286,842 share purchase warrants of the

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

8. Pipe Transaction (cont.)

Company that are exercisable for Common Shares (the “Warrants”). Each Warrant entitles the holder to subscribe and purchase one Common Share at an exercise price of CAD $1.9 for a period of 5 years, subject to certain acceleration terms.

The preferred shares and warrants were classified as equity. The preferred shares are presented as non- controlling interest in the financial statements.

9. Revenue

A. Revenue streams and disaggregation of revenue from contracts with customers

The Company generates revenue primarily from commissions from the sale of real estate properties. Other sources of revenue include subscription income from the brokerage-platform and immaterial amounts relating to auxiliary services.

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	Twelve months ended Dec 31,
	2020	2019
Major service lines
Commissions	16,427	15,672
Subscriptions	88	57
Other	44	22
Total revenue	16,559	15,751
Timing of revenue recognition
Products transferred at a point in time	16,427	15,672
Services transferred over time	88	57
Revenue from contracts with customers	16,515	15,729
Other revenue	44	22
Total revenue	16,559	15,751

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

10. Expenses by nature

	Twelve months ended December 31,
	2020	2019
Cost of sales	14,405	13,785
Operating Expenses
Compensation expenses	2,216	1,058
Consultancy	1,164	853
Advertising expenses	717	554
Administrative expenses	571	655
Dues and subscriptions	137	309
Depreciation	91	137
Travel	32	40
Occupancy costs	25	23
Other	15	5
Total cost of sales, selling expenses, administrative expenses	19,373	17,419

11. Loss per share

A. Weighted average number of ordinary shares

In thousands of shares	2020	2019
Issued ordinary shares at beginning of period	41,797	41,797
Effect of Qualifying Transaction	53,560	-
Effect of Private Placement	5,211	-
Effect of Pipe Transaction	1,279
Weighted-average number of ordinary shares
at December 31,	101,847	41,797
Earnings per share
Basic and diluted loss per share	(0.04)	(0.05)

12. Share-based payment arrangements

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based on the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

12. Share-based payment arrangements (Cont.)

B. Measurement of fair values

Grant date	Number	Conditions	Life

31-Dec-19	5,791

June, 2020	2	Quarterly vesting	5.6 years
June, 2020	3	Immediate	5.6 years
June, 2020	4,000	25% on first anniversary, then quarterly vesting	10 years
June, 2020	450	50 immediately, then quarterly vesting	10 years
June, 2020	1,400	400 immediately, then quarterly vesting	10 years
June, 2020	1,123	1 year	10 years
June, 2020	50	Immediate	10 years
June, 2020	225	Immediate	7.8 years

30-Jun-20	7,253

August, 2020	50	Immediate	10 years
August, 2020	499	Quarterly Vesting	10 years

30-Sep-20	549

October, 2020	220	Quarterly Vesting	10 years

31-Dec-20	220

The fair value of the stock-options have been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value.

The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

12. Share-based payment arrangements (Cont.)

B. Measurement of fair values (cont.)

	December	December
	31,	31,
	2020	2019
Share price	$ 0.92	$0.13
Exercise price	$0.10 to $1.76	$0.13
Expected volatility (weighted-average)	65.0% to 66.1%	66.1%
Expected life (weighted-average)	3 to 10 years	4 years
Expected dividends	–%	–%
Risk-free interest rate (based on government bonds)	1.38%	2.14%

Expected volatility has been based on an evaluation of comparable companies historical volatility of the share price, particularly over the historical period commensurate with the expected term.

C. Reconciliation of outstanding stock-options

The number and weighted-average exercise prices of stock-options under the stock option plan (see A(i)) are as follows:

				Weighted-
		Weighted-average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	December 31,	December 31,	December 31,	December 31,
	2020	2020	2019	2019
Outstanding at beginning of period (year)	5,791	$0.13	5,107	$0.13
Granted	8,022	$0.37	684	$0.13
Exercised	(962)	$(0.10)	-	$-
Outstanding at end of period (year)	12,851	$0.27	5,791	$0.13
Exerciseable at period (year)	3,103		470

The stock-options outstanding as at December 31, 2020 had an exercise price of $0.27 (2019: $0.13) and a weighted-average contractual life of 3.6 years (2019: 4 years).

i. Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive restricted share units (“RSU’s”) that vest as common shares of Real. The RSU’s are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the period ended December 31, 2020 was $24 and is recorded as a stock-based compensation expense on the consolidated statements of loss and comprehensive loss.

RSU’s purchased in the agent stock purchase plan are based on a percentage of commission withheld to purchase stock. These RSU's are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

12. Share-based payment arrangements (Cont.)

C. Reconciliation of outstanding stock-options (cont.)

i. Restricted share unit plan (cont.)

after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSU’s are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSU’s awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

13. Income taxes

A. Reconciliation of effective tax rate

	2020	2020	2019	2019
Loss before tax from continuing operations	(3,621)		(2,251)
Recovery using the Company's domestic tax rate	(945)	26.10%	(588)	26.10%
Reduction in tax rate	-	-	-	0.00%
Tax effect of:
Non-deductible expenses	-	-	-	-
Current-year losses for which no deferred tax
asset is recognized	945	-26%	588	-26%

B. Deferred taxes

The Company has non-capital loss carry-forwards for income tax purposes of $6,395 (2019 - $5,128), which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized in the financial statements as deferred tax assets.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

14. Trade receivables

	December	December
	31,	31,
	2020	2019
Trade receivables	117	64
Less: allowance for trade receivables	-	(8)
Trade receivables	117	56

Information about the Company’s exposure to credit and market risks, and impairment losses for trade receivables is included in Note 21

15. Other receivables

On May 9, 2020, the Company entered into a loan agreement with JPMorgan Chase Bank as the lender (“Lender”) in an aggregate principal amount of $172 (“PPP Loan”) as part of the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (“Cares”) Act. The PPP Loan was an advance promissory note. On December 31, 2020, the Company received forgiveness from the Lender equal to the sum covered for payroll costs of $168. The income resulting from forgiveness of the PPP Loan is reflected as Other income on the Statement of comprehensive loss.

16. Cash

	December	December
	31,	31,
	2020	2019
Bank balances	21,226	53
Restricted cash	47	43
Cash	21,273	96

17. Property and equipment and right-of-use assets

Reconciliation of carrying amount

	Right-of-use	Computer	Furniture and
	assets	equipment	equipment	Total
Cost
Balance at December 31, 2019	433	21	65	519
Additions	69	12	4	85
Balance at December 31, 2020	502	33	69	604
Accumulated depreciation
Balance at December 31, 2019	221	21	64	306
Depreciation	88	3	-	91
Balance at December 31, 2020	309	24	64	397
Carrying amounts
At December 31, 2019	212	-	1	213
At December 31, 2020	193	9	5	207

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

18. Capital and reserves

A. Share capital and share premium

All ordinary shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares.

						Non-redeemable
		Share Premium		Non-controlling interests		preference shares
		December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	Note	2020	2019	2020	2019	2020	2019
In issue at beginning of period (year)		1,265	1,265	-	-	11,750	10,750
Issued for cash		-	-	-	-	-	1,000
Conversion	5	11,750	-	-	-	(11,750)	-
Private placement	5	1,588	-	-	-	-	-
ADL shares	5	730	-	-	-	-	-
Conversion of convertible debt	5	250	-	-	-	-	-
Exercise of stock options	5	2	-	-	-	-	-
Private placement	13	500	-	-	-	-	-
Warrants issued via Pipe transaction	8	5,583	-	-	-	-	-
Shares issued via Pipe transaction	8	-	-	14,818	-	-	-
In issue at end of period (year) – fully paid		21,668	1,265	14,818	-	-	11,750
Authorized (thousands of shares)		Unlimited	123,000	Unlimited	123,000	66,000	66,000

i. Preferred shares

During 2019, the Company completed a private placement of 7,143 series A preferred shares at a price of $0.14. The aggregate fair value of preferred shares issued were $1,000.

During 2020, the Company completed the Qualifying Transaction (Note 7) whereby the 68,460 series A preferred shares were converted into common shares.

ii. Non- controlling interests

During 2020, the Company completed the Pipe Transaction whereby 17,286,842 of preferred units at an aggregate price of CAD $1.52 per Preferred Unit were issued along with Warrants. The Preferred Units may be exchanged into common shares on a one-for-one basis. In connection with the Pipe Transaction, the Company also issued 17,286,842 warrants. Each Warrant will be exercisable into one common share at a price of CAD $1.90.

iii. Private Placement

During 2020, Real raised an aggregate amount of $500 ($665 CAD) less customary expenses) by way of a non-brokered private placement of 1,900 common shares at a price of $0.35 CAD per common share. The common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

19. Capital management

Real defines capital as its equity. The Company’s objective when managing capital is:

– to safeguard the ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits to other stakeholders; and

– to provide adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk.

The Company sets the amount of capital in proportion to the risk. Real manages its capital structure and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell asset to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended December 31, 2020 and 2019

20. Lease Liabilities

	December
	31,	December 31,
	2020	2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	90	124
One year to five years	181	106
Total undiscounted lease liabilities	271	230
Lease liabilities included in the balance sheet	215	222
Current	85	122
Non-current	130	100

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

21. Financial instruments – Fair values and risk management

A. Accounting classifications and fair values

	December 31, 2020
	Carrying amount			Fair value
	Financial
	assets	Other
	not measured	financial
	at fair value	liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Cash	21,226	-	21,226	21,226	-	-	21,226
Restricted cash	47	-	47	47	-	-	47
Trade receivables	117	-	117	117	-	-	117
Other receivables	221	-	221	221	-	-	221
Total financial assets not measured at fair value	21,611	-	21,611	21,611	-	-	21,611
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	-	815	815	815	-	-	815
Other payables	-	64	64	64	-	-	64
Loans and borrowings	-	-	-	-	-	-	-
Total financial liabilities not measured at fair value	-	879	879	879	-	-	879

B. Transfers between levels

During the year ended December 31, 2020 and 2019, there have been no transfers between Level 1, Level 2 and Level 3.

C. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

– credit risk (see (C)(ii));

– liquidity risk (see (C)(iii));

– market risk (see (C)(iv));

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

21. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk and market risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within Board approved policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s audit committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The risk management committee has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and terms and conditions are offered.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at December 31, 2020, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows.

	December	December
	31,	31,
	2020	2019
US	117	64
Other regions	-	-
Balance sheet exposure	117	64

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

21. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

ii. Credit risk (cont.)

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars and Israeli shekel.

Exposure to currency risk

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Israeli shekel against all other currencies in which the Company operates as at December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

21. Financial instruments – Fair values and risk management (Cont.)

C. Financial risk management (Cont.)

iv. Market risk (Cont.)

	Average rate		Year-end spot rate
	Strengthening	Weakening	Strengthening	Weakening
December 31, 2020
ILS (- 5% movement)	209	(209)	199	(199)
December 31, 2019
ILS (5% movement)	101	(101)	94	(94)

Foreign Currency Risk Management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows.

		Liabilities		Assets
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

ILS	(103)	(56)	863	70
CAD	(54)	-	300	-
Total Exposure	(157)	(56)	1,163	70

22. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

23. Related parties

Key management personnel compensation comprised the following.

	2020	2019
Salaries and benefits	843	429
Short-term employee benefits	6	8
Consultancy	44	19
Share-based payments	947	488
Compensation expenses related to Management	1,840	944

The Real Brokerage Inc. Notes to the Consolidated Financial Statements December 31, 2020 and 2019

24. Subsequent events

A. Acquisition

On January 11, 2021 Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (“RealtyCrunch”). The transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184,275 Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with this acquisition, Real also granted 2,440,773 stock options (“Options”), which vest over a 4 year period. The Company is assessing whether the acquisition is under the scope of IFRS 3, business combination.

In connection with the RealtyCrunch transaction, Pritesh Damani joined Real as Chief Product Officer.

B. Management Compensation

On January 27, 2021 the Company granted 1,835,000 stock options to certain directors and executives of the Company, which vest over a period of 1-4 years.